UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

The Government of Jamaica

(Name of Registrant)

Date of end of last fiscal year: March 31, 2012

SECURITIES REGISTERED

(As of close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
—*	—	—

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Cathleen McLaughlin, Esq.

Allen & Overy LLP

1221 Avenue of the Americas

New York, NY 10020

*	The Government of Jamaica files Annual Reports on Form 18-K voluntarily in order for the Government of Jamaica to incorporate such Annual Reports into its shelf registration statements.

EXPLANATORY NOTE

This Amendment No. 2 to the Annual Report of the Government of Jamaica on Form 18-K for the year ended March 31, 2012 is being filed to add Exhibits numbered 1 through 3 to the Annual Report.

CONTENTS

1.	This amendment to the annual report of the Government of Jamaica on Form 18-K for the year ended March 31, 2012 comprises:

(a)	Pages numbered 1 to 4 consecutively

(b)	The following exhibits:

Exhibit 1 – Form of 8.50% Amortizing Notes due 2021

Exhibit 2 – Opinion and Consent of the Office of the Attorney General of Jamaica, relating to the 8.50% Amortizing Notes due 2021

Exhibit 3 – Opinion and Consent of Allen & Overy LLP, New York counsel to the Government of Jamaica, relating to the 8.50% Amortizing Notes due 2021

SIGNATURE

Pursuant to the requirements of the United States Securities Exchange Act of 1934, the registrant the Government of Jamaica has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kingston, Jamaica on September 3, 2013.

GOVERNMENT OF JAMAICA

By:	/s/ Dr. Peter D. Phillips PhD
Name:	Dr. Peter D. Phillips PhD
Title:	Minister of Finance and Planning

EXHIBIT INDEX

Exhibit	Description

1	Form of 8.50% Amortizing Notes due 2021

2	Opinion the Office of the Attorney General of Jamaica, relating to the 8.50% Amortizing Notes due 2021

3	Opinion of Allen & Overy LLP, New York counsel to the Government of Jamaica, relating to the 8.50% Amortizing Notes due 2021

4